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                                                           OMB APPROVAL
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------                                              OMB Number:      3235-0362
FORM 5                                              Expires: December 31, 2001
------                                              Estimated average burden
                                                    hours per response.... 1.0
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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

              ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] CHECK BOX IF NO
    LONGER SUBJECT TO
    SECTION 16. FORM
    4 OR FORM 5
    OBLIGATIONS MAY
    CONTINUE. SEE            Filed pursuant to Section 16(a) of the Securities
    INSTRUCTION 1(b).                        Exchange Act of 1934,
[ ] FORM 3 HOLDINGS                  Section 17(a) of the Public Utility
    REPORTED                 Holding Company Act of 1935 or Section 30(f) of
[X] FORM 4                              the Investment Company Act
    TRANSACTIONS                                   of 1940
    REPORTED

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 1. Name and Address of Reporting Person*     2. Issuer Name and Ticker or Trading Symbol  6. Relationship of Reporting Person(s) to
  Marmaduke       John               H.          Hastings Entertainment, Inc. / HAST          Issuer (Check all applicable)
-------------------------------------------    ---------------------------------------------     X  Director       X 10% Owner
  (Last)          (First)          (Middle)    3. IRS or Social Security  4. Statement for      ----              ---
                                                  Number of Reporting        Month/Year          X  Officer (give    Other (specify
 3601    Plains Blvd                              Person (Voluntary)         1-31-2001          ----        title ---       below)
-------------------------------------------                               -------------------               below)
                 (Street)                         --------------------    5. If Amendment,           President & CEO
                                                                             Date of Original       -------------------------------
 Amarillo           TX               79102                                   (Month/Year)
-------------------------------------------                                                  7. Individual or Joint/Group Reporting
  (City)           (State)           (Zip)                                ------------------         (Check applicable line)

                                                                                                 X    Form Filed by one
                                                                                                ----  Reporting Person
                                                                                                      Form Filed by More than
                                                                                                ----  One Reporting Person
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                         TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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 1. Title of Security         2. Trans-   3. Transac-  4. Securities Acquired (A)  5.  Amount of Se-    6. Owner-      7. Nature
    (Instr. 3)                   action      tion         or Disposed of (D)           curities Benefi-    ship           of In-
                                 Date        Code         (Instr. 3, 4 and 5)          cially Owned at     Form:          direct
                                (Month/      (Instr.                                   end of Issuer's     Direct         Benefi-
                                 Day/        8)                                        Fiscal Year         (D) or         cial
                                 Year)                 ----------------------------    (Instr. 3 and 4)    Indirect       Owner-
                                                       Amount    (A) or      Price                         (I)            ship
                                                                 (D)                                       (Instr. 4)     (Instr. 4)

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   Common Stock                                                                          417,808              D
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   Common Stock                                                                            6,700(1)           I         by 401k
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   Common Stock                                                                            2,053(2)           I         by ASOP
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                                                                                                                        by Ltd
   Common Stock                                                                        2,254,525              I         Partnership
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                                                                                                                        by Estate of
   Common Stock                                                                        1,024,403              I         S. Marmaduke
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   Common Stock                                                                           44,738              I         by wife
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   Common Stock                                                                           10,118              I         by son
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   Common Stock                                                                            2,001              I         by daughter
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(1) Purchased through the company's 401k. Information is based on plan statement as of 1-31-2001.
(2) Purchased through the company's ASOP. Information is based on plan statement as of 1-31-2001.

*If the form is filed by more than one reporting person, see Instruction 4(b)(v).
                                                                                                                              (Over)
                                                                                                                     SEC 2270 (3-99)
                    POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM
                    ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

FORM 5 (CONTINUED)        TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                  (e.g., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative    2. Conver-   3. Trans-  4. Trans-   5. Number of     6. Date Exer-   7. Title and Amount   8. Price
   Security                  sion or      action     action      Derivative       cisable and     of Underlying         of
   (Instr. 3)                Exercise     Date       Code        Securities Ac-   Expiration      Securities            Deriv-
                             Price of     (Month/    (Instr. 8)  quired (A) or    Date            (Instr. 3 and 4)      ative
                             Deriv-       Day/                   Disposed of (D)  (Month/Day/                           Secur-
                             ative        Year)                  (Instr. 3, 4,    Year)                                 ity
                             Security                            and 5)                                                 (Instr. 5)
                                                                               -----------------------------------
                                                                               Date    Expira-            Amount or
                                                               --------------- Exer-   tion               Number of
                                                                (A)     (D)    cisable Date       Title   Shares
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Common Stock                                                                                      Comon
(Right to Buy)               $5.34        1/31/2001    H4              90,855   (3)    10/21/01   Stock   90,855
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Common Stock                                                                                      Comon
(Right to Buy)              $11.31        1/31/2001    H4              25,295   (4)     1/20/04   Stock   25,295
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Common Stock                                                                                      Comon
(Right to Buy)              $12.26        1/31/2001    H4              50,590   (5)     9/15/05   Stock   50,590
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Common Stock                                                                                      Comon
(Right to Buy)              $14.03        1/31/2001    H4              25,295   (6)     5/18/06   Stock   25,295
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Common Stock                                                                                      Comon
(Right to Buy)              $15.00        1/31/2001    H4              25,118   (7)     8/28/02   Stock   25,118
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Common Stock                                                                                      Comon
(Right to Buy)              $13.64        1/31/2001    H4              40,649   (8)     8/28/07   Stock   40,649
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Common Stock                                                                                      Comon
(Right to Buy)              $11.88        1/31/2001    H4              17,500   (9)    12/14/08   Stock   17,500
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Common Stock                                                                                      Comon
(Right to Buy)               $9.00        1/31/2001    H4              17,500   (10)    3/30/09   Stock   17,500
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Common Stock                                                                                      Comon
(Right to Buy)              $12.00        1/31/2001    H4              15,000   (11)    7/16/09   Stock   15,000
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9. Number of           10. Ownership               11. Nature of
   Derivative              of Derivative               Indirect
   Securities              Security:                   Beneficial
   Beneficially            Direct (D)                  Ownership
   Owned at End            or Indirect (I)             (Instr. 4)
   of Year                 (Instr. 4)
   (Instr. 4)

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Explanation of Responses:
(3) Vested 12,981 option shares on 10/21/94, 10/21/95 & 10/21/96; vested 12,987 option shares on 10/21/97; vested 12,975 option shares on 10/21/98, 10/21/99 &
10/21/2000.
(4) Vested 20% on each anniversary of 1/20/94.
(5) Vested 20% on each anniversary of 9/15/95.
(6) Vested 20% on each anniversary of 5/18/96.
(7) Vested 3516 on 12/1/97, 8/1/98, 8/1/99; vested 7285 on 8/1/2000 & 7/1/2001.
(8) Vested 20% on each anniversary of 8/28/97.
(9) Vested 20% on each anniversary of 12/14/98.
(10) Vested 20% on each anniversary of 3/30/99.
(11) Vested 20% on each anniversary of 7/16/99.

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.    /s/ JOHN H. MARMADUKE           3/15/01
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                                                  ------------------------------- -------
                                                                                             **Signature of Reporting Person   Date


Note. File three copies of this Form, one of which must be manually signed.                                                   Page 2
      If space is insufficient, see Instruction 6 for procedure.                                                     SEC 2270 (3-99)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.